EXHIBIT 99.1

North American Energy Partners Inc. Announces Results for the Fourth Quarter Ended December 31, 2017

EDMONTON, Alberta, Feb. 13, 2018 (GLOBE NEWSWIRE) -- North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA) (NYSE:NOA) today announced results for the fourth quarter ended December 31, 2017.

Martin Ferron, Chairman and Chief Executive Officer of the Company stated, “Although the weather could have been kinder to us, we were pleased to achieve a strong end to a solidly profitable year, in which we grew revenue and EBITDA by 37% and 24% respectively, above 2016 levels.”

Additionally Mr. Ferron commented, “Currently we are flat out busy on three oil sands mines, one coal mine and a copper mine, with a larger than usual rental fleet needed to satisfy increased customer requirements. Based on bidding levels, we expect another robust year for earthworks, supplemented by heightened demand for seasonal heavy construction work. In this healthy operating environment, we have added confidence in meeting our financial growth targets for 2018.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2017, for further detail on the matters discussed in this release.

Highlights of the Fourth Quarter Ended December 31, 2017

  Revenue for the quarter ended December 31, 2017 was $82.0 million, compared to $62.2 million for the quarter ended December 31, 2016, an increase of 31.8%. Consolidated EBITDA for the quarter was $17.2 million, compared to $13.5 million for the quarter ended December 31, 2016, an improvement of 27.4%.
  On October 31, 2017 the Company announced a change to the Board of Director and Management structure. Martin R. Ferron assumed the role of Chairman of the Board, in addition to his role as Chief Executive Officer, taking over from Ronald A. McIntosh who stepped down from his Chairman role. Joseph C. Lambert assumed the role of President in addition to that of Chief Operating Officer, taking over from Martin R. Ferron who stepped down from his President role. Bryan D. Pinney assumed the role of Lead Director of the Board.
  On November 23, 2017 the company announced the appointment of John J. Pollesel to its Board of Directors.
  In December 2017 the Board of Directors approved $28 million of growth capital expenditure to purpose design and build a new maintenance facility just outside of Edmonton, Alberta. The new facility will allow the Company to replace its current less efficient leased maintenance facility and provide enough space for consolidation of its office staff from the current leased office space. The Company plans to be fully up and running in this facility by very early 2019 and it expects cash payback on the investment within approximately 5 years.

Highlights of Events Post Fourth Quarter

  On February 13, 2018 the Board of Directors approved a name change for the Company to North American Construction Group Ltd., conditional upon approval by shareholders at the next Annual and Special Meeting of Shareholders.

Declaration of Quarterly Dividend

On February 13, 2018 the NAEP Board of Directors declared a quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on March 6, 2018.  The Dividend will be paid on April 6, 2018 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three Months Ended December 31,			Year Ended December 31,
(dollars in thousands, except per share amounts)	2017	2016	Change	2017	2016	Change
Revenue	$82,046	$62,201	$19,845	$292,557	$213,180	$79,377
Project costs	33,720	24,442	9,278	116,346	80,023	36,323
Equipment costs	24,460	18,666	5,794	91,829	60,020	31,809
Depreciation	11,854	12,701	(847)	44,735	40,794	3,941
Gross profit	12,012	6,392	5,620	39,647	32,343	7,304
Gross profit margin	14.6%	10.3%	4.3%	13.6%	15.2%	(1.6)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,738	4,996	742	21,304	21,192	112
Stock-based compensation expense	1,617	2,753	(1,136)	3,995	6,030	(2,035)
Operating income	4,538	(1,182)	5,720	13,407	3,923	9,484
Interest expense	1,989	1,136	853	6,943	5,784	1,159
Net income (loss)	$2,450	$(497)	$2,947	$5,264	$(445)	$5,709
Net income (loss) margin(1)	3.0%	(0.8)%	3.8%	1.8%	(0.2)%	2.0%
EBIT(1)	$4,510	$195	$4,315	$13,411	$5,290	$2,296
EBIT margin(1)	5.5%	0.3%	5.2%	4.6%	2.5%	0.8%
EBITDA(1)	$16,478	$13,033	$3,445	$59,064	$47,772	$11,292
Consolidated EBITDA(1)	$17,238	$13,504	$3,734	$62,012	$50,073	$11,939
Consolidated EBITDA margin(1)	21.0%	21.7%	(0.7)%	21.2%	23.5%	(2.3)%
Adjusted EBITDA(1)	$18,100	$15,474	$2,626	$63,082	$53,312	$9,770
Adjusted EBITDA Margin(1)	22.1%	24.9%	(2.8)%	21.6%	25.0%	(3.4)%

Per share information
Net income (loss) - Basic	$0.10	$(0.02)	$0.12	$0.20	$(0.01)	$0.21
Net income (loss) - Diluted	$0.09	$(0.02)	$0.11	$0.18	$(0.01)	$0.19

Cash dividend declared per share	$0.02	$0.02	$—	$0.08	$0.08	$—

(1) See “Non-GAAP Financial Measures”. A reconciliation of net income (loss) to EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA in the section titled “Non-GAAP Financial Measures”.

Results for the Fourth Quarter Ended December 31, 2017

For the three months ended December 31, 2017, revenue was $82.0 million, up from $62.2 million in the same period last year. The increase in revenue was a result of an earlier ramp up of the Company’s expanded winter work programs at the Mildred Lake and Millennium mines coupled with the award of an early-works heavy civil construction project at the Kearl mine. Contributing to the stronger results in the quarter was mine support services activity at the Fording River coal mine in southeast British Columbia, the start of a three year mine support services contract at the Highland Valley copper mine in central British Columbia and the wrap-up of a site development project by the Dene North Site Services partnership at the Aurora mine. The Company’s ability to take on these stronger volumes was aided by the expansion of its heavy haul fleet capacity with the investment in growth capital earlier in the year, as the Company acquired certain used heavy equipment pieces from a competitor exiting the large earthworks marketplace and it further leveraged its prior year capital investment in equipment technology that expanded the haul capacity of certain of its existing heavy haul trucks.

This increased activity in the quarter more than offset a reduction, compared to the previous period, in heavy civil construction work at the Mildred Lake and Aurora mines, lower mine support volumes at the Kearl mine and the completion of a site development project at the Red Chris copper mine in northern British Columbia.

For the three months ended December 31, 2017, gross profit was $12.0 million or 14.6% of revenue, up from a gross profit of $6.4 million or 10.3% of revenue during the same period last year. The higher gross profit in the current period was driven by the higher volume of activity in the quarter coupled with improved productivity on the Company’s winter works programs at the Mildred Lake and Millennium mines with the earlier onset of winter conditions, compared to last year. Equipment costs as a percent of revenue were consistent between the two periods, despite the expansion of active project sites, which included a large heavy equipment fleet located at the Fording River coal mine, the mobilization of an equipment fleet to the Highland Valley copper mine and the demobilization of the equipment fleet from the Red Chris copper mine.

For the three months ended December 31, 2017, depreciation was $11.9 million, or 14.4% of revenue, down from $12.7 million, or 20.4% of revenue in the same period last year. The current period decrease in depreciation as a percent of revenue is starting to reflect the benefits the Company is realizing from its recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging its strong maintenance expertise and programs to extend the expected lives of the current fleet.

For the three months ended December 31, 2017, operating income was $4.5 million, compared to operating loss of $1.2 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $5.7 million for the three months ended December 31, 2017, up from $5.0 million in the same period last year, reflecting the timing of accruals for short-term incentive plan costs recorded in the quarter, compared to the previous year.

Stock-based compensation expense decreased $1.1 million compared to the prior year primarily as a result of the effect of the previous year's more significant upward movement in share price and its effect on the carrying value of the liability classified award plans.

For the three months ended December 31, 2017, net income was $2.5 million (basic income per share of $0.10 and diluted income per share of $0.09), compared to a net loss of $0.5 million (basic and diluted loss per share of $0.02) during the same period last year. The previous period's net loss included $1.4 million in other income generated from the sale of other current assets.

Total interest expense was $2.0 million during the three months ended December 31, 2017, up from $1.1 million in the same period last year.  The Company recorded $0.6 million, in interest during the three months ended December 31, 2017 on its March 31, 2017 issued $40.0 million Convertible Debentures. Interest on the Company’s credit facilities during the three months ended December 31, 2017 remained comparable to the corresponding prior year period. Interest on capital lease obligations of $0.7 million during the three months December 31, 2017, was slightly higher than corresponding prior year period. The higher expense in the current period was primarily due to an increase in the Company’s assets under capital lease during the year.

For the three months ended December 31, 2017, the Company recorded no current income tax expense and a deferred income tax expense of $0.1 million, providing a total income tax expense of $0.1 million. This compares to a combined income tax benefit of $0.4 million recorded for the same period last year.

Income tax as a percentage of taxable income for the three months ended December 31, 2017 differs from the statutory rates of 27.0% primarily due to temporary differences resulting from the non-taxable portion of capital gains and permanent differences resulting from stock-based compensation. Income tax as a percentage of taxable income for the three months ended December 31, 2016 differs from the statutory rate of 27.0% primarily due to temporary differences resulting from the non-taxable portion of capital gains and permanent differences resulting from stock-based compensation and book to filing differences.

Outlook

The Company has just completed the first year of a three year organic growth plan that is targeting a minimum of a 15% compound growth in revenue and EBITDA over that three year period. The Company’s strategy to achieve that growth is to:

  Build production related recurring services volumes in the Company’s core oil sands market, together with the addition of value creating services.
  Expand the Company’s market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.

Despite the very adverse impact of a severe plant fire at one of the Company’s busiest work sites in 2017, the Company actually achieved 37% and 24% growth in revenue and EBITDA respectively, for the full year. The Company is also on track to achieve its growth objectives for 2018 and 2019, with this very positive outlook supported by:

  The successful renewal of all of the Company’s oil sands long-term services agreements such that the Company is not faced with a contract expiration until late 2020;
  The Company’s customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel. On this theme the Company is currently executing two large earthworks jobs for the winter season with volumes expected to be roughly 10% higher than last year. The combined value of the work could exceed $90.0 million and will likely continue to benefit all of the first quarter of 2018;
  The new Fort Hills oil sands mine is anticipated to provide a direct benefit in terms of incremental demand for the Company’s services and an indirect benefit from the overall tightening of heavy equipment supply.
  A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;
  Continuation of earthworks at the Fording River coal mine, as the Company builds a strong relationship with an important new customer. Depending on how coal prices hold up, the Company expects to remain on the work site well into the first half of 2018;
  The award of a minimum three year site support contract at the Highland Valley copper mine. Revenue, which started  in the fourth quarter, was modest at first, but it is expected to increase over the work duration;
  The availability of several bidding opportunities for further natural resource related contracts, both in Canada and the USA. The Company expects to build on its bidding success of 2017, with further awards in 2018 and 2019.
  Further success at pre-qualifying to bid for major infrastructure projects. In late 2017 the Company was chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road construction job in the Northwest Territories; and
  Good progress with leveraging the Company’s core equipment maintenance competence into work for third parties. The Company already has jobs for two customers in its Edmonton maintenance facility and it believes that this initiative could have a discernible impact on the Company’s 2018 results. Beyond that the Company hopes to be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of its customers’ equipment assets. Eventually, this external maintenance business could provide more than $30.0 million in annual revenue stream for the Company.

Overall the Company is very encouraged by this bright outlook and are even more confident about meeting its growth targets, while maintaining a strong balance sheet.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended December 31, 2017 tomorrow, Wednesday, February 14, 2018 at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through March 14, 2018, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 4096139

The live and archived webcast can be accessed at:

http://event.on24.com/r.htm?e=1586939&s=1&k=EC54DF30004EAB3396BE71A56B24550D

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “gross profit margin”, “EBIT”, “EBITDA”, “Consolidated EBITDA”, and “Adjusted EBITDA”.

“Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation.

The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NAEP uses this reference and related calculation are in relation to “gross profit margin”, “operating income margin”, “net income (loss) margin”, “EBIT margin”, “Consolidated EBITDA margin” or “Adjusted EBITDA margin”.

NAEP believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"EBIT" is defined as net income (loss) before interest expense and income taxes.

"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

"Consolidated EBITDA" is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

The Company believes that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of the Company’s business. Management reviews Consolidated EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, the Company believes that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of our share price.

As EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA are non-GAAP financial measures, the Company’s computations of EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA may vary from others in the industry. EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income (loss) to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2017	2016	2017	2016
Net income (loss)	$2,450	$(497)	$5,264	$(445)
Adjustments:
Interest expense, net	1,989	1,136	6,943	5,784
Income tax expense (benefit)	71	(444)	1,204	(49)
EBIT	$4,510	$195	$13,411	$5,290
Adjustments:
Depreciation	11,854	12,701	44,735	40,794
Amortization of intangible assets	114	137	918	1,688
EBITDA	$16,478	$13,033	$59,064	$47,772
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(54)	(292)	189	(116)
Loss (gain) on disposal of assets held for sale	59	(20)	(166)	(374)
Equity classified stock-based compensation expense	755	783	2,925	2,791
Consolidated EBITDA	$17,238	$13,504	$62,012	$50,073
Adjustments:
Liability classified stock-based compensation expense	862	1,970	1,070	3,239
Adjusted EBITDA	$18,100	$15,474	$63,082	$53,312

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”, “continue”, “should”, “estimate”, “potential”, “likely”, “target” or similar expressions.  Forward looking statements include the statements that the Company expects another robust year for earthworks, supplemented by heightened demand for seasonal heavy construction work, that it expects to meet its financial growth targets for 2018, that its new maintenance facility should be fully up and running by very early 2019 and that such facility will have a cash payback on investment within approximately 5 years, expects to be able to achieve our objective of a minimum 15% compound growth in revenue and EBITDA over the period of our three year organic growth plan while maintaining a strong balance sheet, believes it can achieve that growth through its stated strategy, expects that customers will continue to use economies of scale in production to lower oil sands operating costs per barrel, believes that the two large earthworks jobs we are executing in the winter season will have volumes roughly 10% higher than last year, that the combined value of the work could exceed $90.0 million and will likely continue to benefit all of the first quarter of 2018, expects that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply, expects that there will be meaningful heavy construction activity for the summer season of 2018, expects that we will remain on the Fording River coal mine site well into the first half of 2018, expects that revenue at the Highland Valley copper mine will increase over the work duration, believes that we will be successful on several bids for further natural resource related contracts, both in Canada and the USA, in 2018 and 2019, expects that we will be successful at pre-qualifying to bid major infrastructure projects, and believes that our initiative of leveraging our core equipment maintenance competence into work for third parties could have a discernible impact on our 2018 results and that the external maintenance business could eventually provide more than $30.0 million in annual revenue stream for us.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2017. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA
Director; Finance, Investor Relations, Information Technology and Treasury
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca